FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of December 23, 2003


                              CEDARA SOFTWARE CORP.
                               (Registrant's name)

                                6509 Airport Road
                      Mississauga, Ontario, Canada L4V 1S7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                  Form 20-F           X              Form 40-F
                                    -----                           -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                               No         X
                           ------                            -----

Documents Included as Part of this Report

No.        Document

1. Nov. 26, 2003 - Cedara Signs New Partner Agreement with Major Chinese System Integrator

2. Nov. 28, 2003 - Cedara Showcases its Richest Portfolio of Solutions Ever at RSNA 2003

3. Dec. 1, 2003 - Cedara's Technology Partnership Program Helps Commercialize New Medical Technologies

4. Dec. 16, 2003 - Cedara and Alion Join Forces to Develop Life-Saving Technology for Military Medical Emergencies

5.         Dec. 22, 2003 - Cedara Announces Conversion of Debentures

                                     CEDARA
                                  News Release


FOR IMMEDIATE RELEASE:

Contact:
Michelle Pommells, Director Product Communications
Cedara Software Corp.
(905) 672-2100 ext. 2564
info@cedara.com
---------------

Cedara(R)Signs New Partner Agreement with
Major Chinese System Integrator

TORONTO, November 26, 2003 -- Cedara Software Corp. (TSX:CDE/OTCBB:CDSWF) a leading independent developer of medical software technologies for the global healthcare market, today announced an agreement with Beijing Invention & Technology Corporation (BITC) to market Cedara's I-Suite(TM) Picture Archiving and Communications System (PACS) family of products in China. Specializing in Healthcare Information Systems (HIS), BITC has the certification to sell to Chinese military hospitals and is well established in that arena, with a customer base of over 200 military hospitals and numerous civilian hospitals. The agreement with BITC accelerates Cedara's strategic plans to extend its PACS business into the Chinese marketplace.

"With demand for PACS healthcare solutions steadily increasing in China, we needed to partner with a PACS vendor that could provide a high quality solution to our customers. After careful research and deliberation, we selected Cedara's PACS solution," stated Bo Hong, CEO of BITC. "With Cedara's broad experience in image acquisition, image processing, and image management, and our brand and market advantage in the healthcare industry, we can provide China's healthcare market with a winning solution."

Under the terms of the agreement, BITC will integrate Cedara's PACS product suite with their hospital information and image management system to provide a complete solution tailored to meet the needs of Chinese hospital workflow. BITC believes that such an integrated solution will result in direct cost savings, significant improvements in radiologist and physician productivity, and more clinical value from captured patient images.

"With their qualifications to sell to Chinese military hospitals, BITC is in the unique position of promoting their HIS and PACS solutions to this exclusive market segment. In entering this new agreement, Cedara has gained a knowledgeable partner with extensive experience in the delivery of healthcare information systems. Together we are in an excellent position to deliver a valuable PACS solution to the people of China," said Minglin Li, Cedara's Director of PACS and Director Asia Pacific Business Development. "Signing another distribution agreement this year in China is further evidence that our initiative to enter the Chinese healthcare market is a success."

Cedara's PACS product suite is designed to meet the image management needs of the entire healthcare-enterprise. The suite includes an image archiving and distribution system (Cedara I-Store(TM)), diagnostic review workstation (Cedara I-SoftView(TM)), web-based image distribution server (Cedara I-Reach(TM)), and hospital system interface products. This easy-to-integrate PACS is used to review, analyze, store and distribute medical images that allow system integrators to build robust, flexible, and scalable image storage management solutions.

For more information, visit the Cedara Website at www.Cedara.com. Or contact:

Michelle Pommells, Cedara Software Corp.,
(905) 672-2100 ext. 2356. Email: info@cedara.com.

For investor-related inquiries, contact:
Fraser Sinclair, Chief Financial Officer and Corporate Secretary
(905) 672-2100 ext. 2405 Email: fraser.sinclair@cedara.com


About Beijing Invention & Technology Corporation:

Beijing Invention & Technology Corporation located in Beijing, China, is a solution provider and system integrator focusing on business solutions in the healthcare industry. BITC is an ISO 9001 quality system certified organization. Their products include Hospital Information Systems, Office Automation, Picture Archiving and Communication Systems, Postal Sorting Systems, university campus networks, satellite communications, and multi-media teleconferencing systems.

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.
All trademarks appearing in this release are the property of Cedara Software
Corp.

                                     CEDARA
                                  News Release


FOR IMMEDIATE RELEASE:

Contact:
Michelle Pommells, Director Product  Communications
Cedara Software Corp.
(905) 672-2100 ext. 2564
info@cedara.com
---------------

                    Cedara Showcases its Richest Portfolio of
                           Solutions Ever at RSNA 2003


CHICAGO, RSNA Booth 6509, November 28, 2003 -- Cedara Software Corp. (TSX:CDE/OTCBB:CDSWF), a leading independent developer of medical software technologies for the global healthcare market is presenting its latest healthcare imaging product enhancements and features at the 2003 Radiological Society of North America Conference in Chicago. This year, Cedara is showcasing its extensive product portfolio of new technologies which encompass all aspects of clinical workflow from image acquisition to sophisticated image processing and surgery. From a full-blown Web PACS network to automated radiology, from solutions for PET/CT, mammography, and orthopedics, Cedara will demonstrate how its digital solutions help to improve clinical workflow.

"Cedara's product line has never been more impressive and we're delighted to have the opportunity to present our new technologies at this year's prestigious RSNA conference. We have one of the best R&D labs in the medical industry and they have been really busy this year as evidenced by the number of products we are showcasing," said Cedara's Vice President, Marketing and Operations, Jacques Cornet.

Cedara is also launching its new Technology Partnership Program to help commercialize new medical technologies. The new program will help medical startups, research groups, and other organizations take their innovative research ideas to full commercialization.

Cedara will exhibit its latest acquisition and reading technologies:

>> Cedara I-AcquireVideo(TM) helps extend the useful life of legacy modality scanners, including CT, MR, fluoroscopy, ultrasound, nuclear medicine, angiography, and endoscopic devices. This new product easily upgrades any vendor's image acquisition device to a Microsoft(R) Windows(R) user interface, utilizing standard PC hardware.

>> Cedara I-ReadMammo,(TM) is a soon to be released, innovative new solution for Mammography's unique workflow. Combining an acquisition console application and an image review workstation, the new product utilizes dedicated mammography tools that are specially designed to improve ease of use and automate presentation procedures to optimize current and prior mammography images.

>> Cedara's new PET/CT fusion plug-in module enhances the clinical workflow of radiology viewers. The new module expands the feature set of Cedara's I-SoftView(TM) family of PACS viewers with new fused 2D and 3D displays of PET and CT data.

>> Cedara I-Conference(TM) provides a better way to review complex, multi-modality clinical cases. Developed in collaboration with the UCLA Department of Radiology, Cedara I-Conference cuts down the time doctors spend gathering information for case reviews allowing them to focus solely on the presentation leading to better patient care.

Cedara will also feature recently released products:

>> Cedara I-Acquire/FD(TM), a new film scanning console application, allows hospitals to convert their vast libraries of film into digital format, thereby eliminating the ongoing costs of maintaining their film libraries. Digitizing film using Cedara I-Acquire/FD also benefits smaller medical facilities by enabling them to store images on CD, dramatically reducing storage space and cost.

>> Cedara OrthoWorks(TM) is a complete PACS treatment and digital planning solution for orthopedic surgeons. Specially designed to improve the efficiency of clinical workflow, Cedara OrthoWorks includes acquisition capabilities for all orthopedic modalities, including Computed Tomography, Magnetic Resonance Image, Computed Radiography, Digital Radiography and film digitizers. It makes digital orthopedic work for orthopedic clinics by increasing image management efficiency, enabling consistent remote planning, and reducing future costs.

Many of Cedara's next generation products will also be showcased:

>> Baby Explorer(TM) allows expectant parents to view 3D images of their baby during routine ultrasound visits. Ultrasound 3D neonatal studies can be used to ensure proper fetal growth and investigate abnormalities. With the new generation of Baby Explorer, a 3D image of the fetus and ultrasound scan can be saved to a CD.

>> Cedara I-SoftView(TM) is one of the most advanced radiology workstations on the market today, with 3D rendering and segmentation, and support for orthopedic templates. New viewing protocols, flexible navigation, and keyboard shortcuts dramatically improve workflow and usability of the application.

>> Cedara I-Reach(TM) is a full blown Web-PACS that addresses the communications needs of the entire hospital enterprise. The product also comes with a comprehensive set of specialist tools, such as orthopedic templates. This year, Cedara will also add Progressive Decompression technology to offer better performance for image display.

>> Cedara I-Acquire/DR(TM) is a unique digital radiography acquisition console application that integrates with medical systems to simplify technologists' workflow and improve their productivity. Offering superior image quality, comprehensive image manipulation tools, and QC functionality in a single console application, this is the most versatile application of its kind on the market today.

>> Cedara Vivace(TM) is a suite of software plug-in components that provide sophisticated 2D and 3D visualization options for CT and MR medical image data. The combination of interactive software-only rendering, chameleon-like ability to plug-in to existing workstations, and sophisticated options such as Point and Click Classification make Cedara Vivace a very unique offering in the 3D marketplace.

>> Cedara OpenEyes(TM) is the latest generation of software development technology for managing and processing medical image data. The product provides a framework for rapid application development, for easy integration of 3rd party applications and includes high-level viewing solutions, such as sophisticated 3D, that enhance clinical workflow.

>> Cedara I-Store(TM) is a DICOM archive for the storage of medical images. This scalable solution can migrate data from any third-party DICOM archive and is easily integrated with any Information System. The product offers a fast, central storage management system that ensures high up-time and optimized performance.



RSNA 2003 provides Cedara with a perfect opportunity to showcase its extensive product portfolio encompassing every aspect of digital imaging software in all areas of healthcare.

For more information about Cedara's range of medical imaging products, visit the Cedara website at www.cedara.com. Or contact:

Michelle Pommells, Cedara Software Corp.
(905) 672-2100 ext. 2356 Email: info@cedara.com

For investor-related inquiries, contact:

Fraser Sinclair, Chief Financial Officer and Corporate Secretary
(905) 672-2100 ext. 2405 Email: fraser.sinclair@cedara.com

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.




Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

All trademarks appearing in this release are the property of Cedara Software
Corp.

                                     CEDARA
                                  News Release


FOR IMMEDIATE RELEASE:

Contact:
Chris Barlow
Cedara Software Corp.
(905) 672-2100 ext. 2230
info@cedara.com
---------------


Cedara's Technology Partnership Program Helps
Commercialize New Medical Technologies


TORONTO, December 1, 2003 -- Cedara Software Corp. (TSX:CDE/OTCBB:CDSWF) a leading independent developer of medical software technologies for the global healthcare market, today announced it is launching a new Technology Partnership Program. The program is intended to help commercialize new medical technologies developed by:

o        Hospitals
o        Research institutions
o        Medical universities
o        Startup companies
o        Doctors, inventors and others


Cedara will support and assist technology partners by providing access to its research laboratory, marketing department and global sales channel.

"Cedara is in a unique position in the medical industry possessing development experience with an unbeatable range of medical technologies, commercialization know-how and global industry contacts. We can leverage all of this to help program members turn their ideas into reality," said Chris Barlow, Cedara's Director of Business Development.

Cedara has built an impressive suite of diagnostic imaging technologies working with hundreds of medical technology companies, ranging from the world's largest medical equipment manufacturers to promising one-person startups. It has also assembled a software development capability that has successfully developed hundreds of products and healthcare solutions. With 22 years of experience in software, medical networks, DICOM storage, workstations, web access, regulatory affairs, and much more, Cedara is uniquely positioned to provide technology partners with a broad range of commercialization capabilities.

"We needed help developing a prototype to address a significant commercial opportunity in the medical market. Cedara used its experience and extensive medical domain knowledge to come up with a perfect solution," said Lyn Yaffe, M.D., Principal Investigator, Alion Science and Technology.

For more information on Cedara's Technology Partnership Program, visit the Cedara website at www.cedara.com. Or contact:

Chris Barlow, Cedara Software Corp.,
(905) 672-2100 ext.2230. Email: info@cedara.com.

For investor-related inquiries, contact:

Fraser Sinclair, Chief Financial Officer and Corporate Secretary
(905) 672-2100 ext. 2405 Email: fraser.sinclair@cedara.com


About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.




Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

All trademarks appearing in this release are the property of Cedara Software
Corp.

                                     CEDARA
                                  News Release


FOR IMMEDIATE RELEASE:

Contact:
Michelle Pommells, Director Product  Communications
Cedara Software Corp.
(905) 672-2100 ext. 2564
info@cedara.com
---------------

Cedara and Alion Join Forces to Develop Life-Saving Technology for Military Medical Emergencies

o Portable 3D imaging solution helps field medics save lives
o New technology also has significant potential for saving civilian lives

TORONTO, December 16, 2003 -- Cedara Software Corp. (TSX:CDE/OTCBB:CDSWF), a leading independent developer of medical software technologies for the global healthcare market, has signed a development agreement with Alion Science and Technology to supply the United States military with ultrasound guidance surgical technology that will reduce combat fatalities. Although initially targeted for military use, the new technology may ultimately be used in civilian emergency services around the world to prolong the survivability of patients with stroke, heart attack, and other traumatic injuries.

Under the terms of the agreement, Cedara will provide its imaging software to integrate with portable ultrasound equipment. Cedara's software will display 3D images of critical anatomy and provide essential guidance in performing life-saving surgery. This breakthrough medical software, as part of Alion's solution, will enable an otherwise difficult procedure to be performed quickly and safely by a broad range of medically-trained personnel. The introduction of this new technology is expected to dramatically improve soldiers' survivability.

"We were looking for an experienced partner who could develop quality software and then work with us to integrate it into our equipment. Cedara was highly recommended to us by one of our most respected partners," stated Lyn Yaffe, M.D., Principal Investigator, Alion Science and Technology. "Because Cedara's ultrasound navigation software is a perfect match with our equipment, we are able to greatly accelerate the development time of this critical procedure."

Today's field medics often have only minutes to deal with critical combat injuries. Alion's new technique will use suspended animation to protect vital organs from the dangers of oxygen depletion, giving medics significantly more time to stabilize and transport injured soldiers to a properly-equipped medical center. Alion's solution will use Cedara's ultrasound navigation software to scan the patient's anatomy into a computer which will then guide the field medic through the surgical intervention. The technique will involve puncturing the patient's chest and positioning a special Alion device with millimeter accuracy. The complete solution will compress the time needed to identify the source of trauma, so medical personnel can act more quickly, with better information.

"The combination of Cedara's break-through technologies along with Alion's extensive domain expertise is an excellent example of how Cedara is helping to create new technologies with immense value. Through Cedara's Technology Partnership Program, we are always open to forging new relationships with organizations and individuals who have interesting new ideas," stated Chris Barlow, Cedara's Director of Business Development.

Cedara and Alion will work with the renowned Safar Center for Resuscitation Research, University of Pittsburgh that pioneered therapeutic hypothermia for traumatic shock and paved the way for initial human trials.

"We are really excited to be working with Alion on this critical technology that will help save so many lives and could truly revolutionize the way the world receives emergency medical treatment," said Abe Schwartz, Cedara's President and CEO.

For more information about Cedara's range of medical image management products, visit the Cedara Website at www.cedara.com. Or contact:

Michelle Pommells, Cedara Software Corp.,
(905) 672-2100 ext. 2356. Email: info@cedara.com.

For investor-related inquiries, contact:
Fraser Sinclair, Chief Financial Officer and Corporate Secretary
(905) 672-2100 ext. 2405 Email: fraser.sinclair@cedara.com

About Alion:

Alion Science and Technology is a 100% employee-owned research and development company providing technology services to primarily high-level defense and government agency customers. Building on more than 65 years of experience, Alion employee owners are experts in wireless communication, defense operational support, industrial solutions, chemical technology, explosive science, information technology, and transport technology. Based in McLean, Virginia, Alion has more than 1,600 employees at major offices and laboratories in 35 cities worldwide. Visit Alion online at www.alionscience.com.

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.




Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

All trademarks appearing in this release are the property of Cedara Software
Corp.

                                     CEDARA


                    Cedara Announces Conversion of Debentures

TORONTO, December 22, 2003 - Cedara Software Corp. (TSX:CDE/OTCBB:CDSWF), a leading independent developer of medical software technologies for the global healthcare market, announced today that $1.0 million of outstanding 5% unsecured subordinated convertible debentures (the "Convertible Debentures"), have elected to convert into common shares of the Company at $2.50 per share. This will result in the issuance of 400,000 common shares of the Company. Prior to this conversion the Company had Convertible Debentures of the principal sum of approximately $3.2 million outstanding.

The Company also announced that it has decided to exercise its right, in accordance with the terms of the Convertible Debentures, to require the conversion of the remaining principal sum of approximately $2.2 million into common shares of the Company at $2.50 per share effective January 15, 2004. This will result in the issuance of 867,120 common shares of the Company.

After these conversions are completed, no Convertible Debentures of the Company will remain outstanding.

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.




Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.



For further information:
Fraser Sinclair, Chief Financial Officer & Corporate Secretary
Cedara Software Corp. Tel. (905) 672-2100

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    December 22, 2003


                                           CEDARA SOFTWARE CORP.


                                           By: /s/ Fraser Sinclair
                                               ---------------------------------
                                           Fraser Sinclair
                                           Chief Financial Officer & Corporate
                                             Secretary